Exhibit 99.1

Robo.ai Inc. and Strategic Partners to Establish “Robo.ai Industrial City”

Dubai, UAE – September 15, 2025 – Robo.ai Inc. (NASDAQ: AIIO), a company focused on building a global smart technology platform, today announced that it has signed a final joint venture agreement with JW Group and Ferox Investments L.L.C. to establish Robo.ai Industrial City in Dubai Industrial City. The project will provide the industrial and manufacturing foundation for the company’s strategic focus on Smart Mobility, Smart City, and Smart Asset.

Dubai Industrial City is strategically located near key global trade routes, including Jebel Ali Port, Al Maktoum International Airport, the Etihad Rail freight terminal within the city, and major national and regional highways such as Emirates Road and Sheikh Mohammed bin Zayed Road. The park offers industrial land, warehouses, commercial space, showrooms, and retail facilities.

This cooperation represents another important step in Robo.ai’s strategic development. With the launch of projects in unmanned electric aircraft, autonomous delivery robots, and other smart devices and terminals, as well as the growing industrial needs of partners, demand for advanced manufacturing capacity and supply chain integration is expanding. The establishment of Robo.ai Industrial City is consistent with the UAE’s “We the UAE 2031” national vision to become a global hub for innovation and future technology.

According to the agreement, the joint venture will leverage the strengths of all parties to create a collaborative and efficient industrial ecosystem. Robo.ai will contribute expertise in product technology, supply chain integration, and intellectual property; JW Group will provide key industrial land, facilities, and local resource support; and Ferox Investments L.L.C.will contribute commercial scenarios, market expansion, and branding services. With aligned strategies and complementary advantages, the three parties will jointly promote the successful implementation of the project.

The authorized business scope of Robo.ai Industrial City will include the production and sales of advanced smart vehicles (both passenger and commercial), the production and sales of electric vertical take-off and landing (eVTOL) aircraft, the production of smart logistics and delivery hardware, as well as the design, development, and manufacturing of other smart devices. It is expected to become an important manufacturing and innovation base within Robo.ai’s expanding business landscape.

Earlier, Robo.ai announced the establishment of RoVTOL, a joint venture dedicated to the global eVTOL business. The creation of Robo.ai Industrial City will provide the large-scale manufacturing capacity and industrial foundation necessary for RoVTOL and future projects, thereby forming a closed-loop system from technology R&D to mass production and global sales.

About JW Group

JW Group is a leading industrial conglomerate in the Middle East and South Asia, with businesses covering automotive, energy, and real estate. Its CKD plants possess mature assembly capabilities and an international sales network.

About Ferox Investments L.L.C.

Ferox Investments L.L.C., headquartered in Dubai, UAE, is an investment holding group established to build an advanced manufacturing and supply chain foundation in the UAE and the Middle East, while introducing global technology assets and innovation talent through its strategic resources in the Gulf region and worldwide.

About Robo.ai Inc.

Robo.ai Inc. (NASDAQ: AIIO) is a technology company dedicated to building a globally leading network platform for artificial intelligence and robotics. Its mission is to integrate smart terminals into a unified AI operating system and a blockchain-enabled ecosystem to advance the intelligent future. The company aims to transform into a decentralized AI platform that connects all AI terminals, empowers global users, and ushers in a new era of the intelligent Internet of Things.

Forward-Looking Statements

This press release contains “forward-looking statements” as defined in the U.S. Private Securities Litigation Reform Act of 1995. Actual results may differ materially from those anticipated. For further details, please refer to the company’s filings with the U.S. Securities and Exchange Commission.

Media Contact

Corporate Communications Department

Robo.ai Inc.

Email: pr@roboai.io

Website: www.roboai.io